  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HUDBAY MINERALS INC.

Canada	001-34244	98-0485558
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25 York Street, Suite 800 Toronto, Ontario Canada	M5J 2V5
(Address of Principal Executive Offices)	(Zip Code)

Patrick Donnelly

Hudbay Minerals Inc.

(416) 362-8181

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

o	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

√	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Hudbay Minerals Inc. (the "Company") is subject to the reporting obligations under Canada's Extractive Sector Transparency Measures Act ("ESTMA"). In accordance with the reporting obligations under ESTMA, the Company and Copper Mountain Mine (BC) Ltd., one of the Company's subsidiaries, have each filed an annual report with the Government of Canada, which, in aggregate, discloses the resource extraction payments made by the Company and its subsidiaries during the prior fiscal year, on a consolidated basis (together, the "Annual ESTMA Reports").

The United States Securities and Exchange Commission has deemed ESTMA to be an "alternative reporting regime" for the purposes of satisfying the disclosure requirements of Rule 13q-1 of the Securities Exchange Act of 1934, as amended. Accordingly, the Company is relying on the alternative reporting provision of Item 2.01 and is providing the Annual ESTMA Reports for the year ended December 31, 2023 to satisfy the requirements of Item 2.01.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibits are being filed as part of this Report.

Exhibit No.	Description
2.01	ESTMA Report for the Year Ended December 31, 2023 for Hudbay Minerals Inc.

2.02	ESTMA Report for the Year Ended December 31, 2023 for Copper Mountain Mine (BC) Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HUDBAY MINERALS INC.

By:	/s/Patrick Donnelly	Date:	September 17, 2024
Name: Patrick Donnelly
Title: Senior Vice President, Legal and Organizational Effectiveness